AB 3/14

15025161

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67863

MAIL PROCESSING SECTION RECEIVED MAR 02 2015 WASH., D.C. 191

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2014** (MM/DD/YY) AND ENDING **December 31, 2014** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Galt Financial Group Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID NO.

2815 Townsgate Road, Suite 100
(No. and Street)

Westlake Village	California	91361
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin Hill — (805) 449-1132
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM, LLP.
(Name - *if individual, state last, first, middle name*)

805, Third Avenue, Suite 1430,	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

4/13/15 AB 3/16

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Benjamin Hill,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm **Galt Financial Group, Inc.** as of **December 31, 2014,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

see attached

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Ventura

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 2015, by Benjamin Hill, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

JULIE M. CICHON
Commission # 1985826
Notary Public - California
Ventura County
My Comm. Expires Aug 18, 2016

(Seal) Signature Julie M. Cichon

GALT FINANCIAL GROUP, INC.

(a subchapter S corporation)

FINANCIAL STATEMENTS

For the Year Ended December 31, 2014
(with supplementary information)

TABLE OF CONTENTS

RBSM LLP
Accountants & Advisors

805, Third Avenue,
Suite 1430,
New York, NY 10022
212.868.3669
212.838.2676/Fax

The Board of Directors
Galt Financial Group, Inc.
Westlake Village, California

We have audited the accompanying financial statements of Galt Financial Group, Inc. (a subchapter S corporation) which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholders equity and cash flows for the year then ended that are filed pursuant to Rule 17a 5 under the Securities Exchange Act of 1934 and the related notes to the financial statements and supplemental information. These financial statements are the responsibility of the Galt Financial Group, Inc's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to the above present fairly, in all material respects, the financial position of Galt Financial Group, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the computation of net capital and aggregate indebtedness under Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the computation of net capital and aggregate indebtedness under Rule 15c3-1 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in computation of net capital and aggregate indebtedness under Rule 15c3-1 is fairly stated in all material respects in relation to the financial statements as a whole.

RBSM, LLP

New York, New York
February 27, 2015

GALT FINANCIAL GROUP, INC.
(a subchapter S corporation)
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash	$	110,200
TOTAL ASSETS	$	110,200

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and other liabilities	$	95,466
TOTAL CURRENT LIABILITIES		95,466
STOCKHOLDERS' EQUITY		
Common stock, $0.01 par value; 50,000,000 shares authorized 100,000 shares issued and outstanding		1,000
Additional paid-in capital		19,625
Accumulated deficit		(5,891)
TOTAL STOCKHOLDERS' EQUITY		14,734
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	110,200

(The accompanying notes are an integral part of these financial statements)

GALT FINANCIAL GROUP, INC
(a subchapter S corporation)
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2014

REVENUES		
Commissions	$	366,518
TOTAL REVENUES		366,518
OPERATING EXPENSES		
Professional fees		25,717
Employee compensation and benefits		311,795
Other operating expenses		26,452
TOTAL OPERATING EXPENSES		363,964
NET INCOME BEFORE INCOME TAXES		2,554
NET INCOME	$	2,554

(The accompanying notes are an integral part of these financial statements)

GALT FINANCIAL GROUP, INC.
(a subchapter S corporation)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2014

	Common Stock		Additional Paid-In-capital	Accumulated deficit	Total
	Shares	Amount			
BALANCE – January 1, 2014	100,000	$1,000	$19,625	$ (8,445)	$12,180
Net Income	-	-	-	2.554	2.554
BALANCE - December 31, 2014	100,000	$1,000	$19,625	$(5,891)	$14,734

(The accompanying notes are an integral part of these financial statements)

GALT FINANCIAL GROUP, INC.
(a subchapter S corporation)
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	2,554
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in operating assets and liabilities		
Accounts payable and other liabilities		57,409
NET CASH PROVIDED BY OPERATING ACTIVITIES		59,963
CASH FLOWS USED IN INVESTING ACTIVITIES		--
CASH FLOWS USED IN FINANCING ACTIVITIES		--
NET INCREASE IN CASH		59,963
CASH- Beginning of year		50,237
CASH- End of year	$	110,200

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during year:		
Interest	$	-
Income taxes	$	-

GALT FINANCIAL GROUP, INC.
(a subchapter S corporation)
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2014

NOTE 1 -Organization

Galt Financial Group, Inc. (the "Company") is a California corporation incorporated on May 26, 2007. The Company became a registered broker-dealer in securities under the Securities Exchange Act of 1934, on September 29, 2008. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker/dealer. The Company does not hold customer funds and/or securities.

The Company is allowed to engage in the following types of business: (1) mutual fund retailer, (2) broker or dealer selling variable life insurance or annuities, (3) broker or dealer selling tax shelters or limited partnerships in primary distributions, (4) real estate investment trusts, (5) private placements of securities. The company derives revenue primarily from the sale of mutual funds, variable life insurance and annuities and investment banking fees earned through the placement of securities.

The Company is a wholly-owned subsidiary of HSH Financial, Inc. ("Parent")

NOTE 2 -Summary of Significant Accounting Policies

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

S-Corp election
The Company, with the consent of its Stockholder, has elected to be a qualified subchapter S Corporation and, accordingly, has its income taxed under Sections 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that the Stockholder, rather than the Company, are subject to tax on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Revenue Recognition
Customer security transactions and the related commission income and expense are recorded as of the trade date.

The Company generally acts as an agent in executing customer orders to buy or sell securities, primarily mutual funds, in which it does not make a market, and charges commissions based on the services the Company provides to its customers.

The Company also acts as placement agent for private placements for publically traded companies. The Company earns placement agent fees in cash and equity instruments

Non-marketable securities are valued at fair value as determined by management.

Cash and Cash Equivalents
The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

Fair Value of Financial Instruments
FASB requires that the Company disclose estimated fair values of financial instruments. The carrying amounts reported in the statement of financial position for current assets and current liabilities qualifying as financial instruments approximate fair value because of their short maturities.

On July 1, 2008, the Company adopted the provisions of Accounting Standard Codification ("ASC") Topic 820, which defines fair value for accounting purposes, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements. The Company's adoption of ASC 820 did not have a material impact on its financial statements. Fair

value is defined as an exit price, which is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. The degree of judgment utilized in measuring the

fair value of assets and liabilities generally correlates to the level of pricing observability. Financial assets and liabilities with readily available, actively quoted prices or for which fair value can be measured from actively quoted prices in active markets generally have more pricing observability and require less judgment in measuring fair value. Conversely, financial assets and liabilities that are rarely traded or not quoted have less price observability and are generally measured at fair value using valuation methods that require more judgment. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency of the asset, liability or market and the nature of the asset or liability. The Company has categorized its financial assets and liabilities measured at fair value into a three level hierarchy in accordance with ASC 820.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties. 90% of the Company's revenues are from four separate annuity companies.

Recent Accounting Pronouncements

Management does not believe there are any issued, but not yet effective, accounting standards if currently adopted which would have a material effect on the accompanying consolidated financial statements.

NOTE 3 –Related Party Transactions

The Company has entered into an expense sharing agreement with the Wealth Enhancement & Preservation, Inc. ("WEP"), a subsidiary of the company's common parent, effective January 1, 2009. The terms of this agreement stipulate that WEP provides for certain general overhead expenses and other specific business expenses. Most of the overhead expenses incurred are paid by WEP and reimbursed by the Company by a monthly payment of $500. Overhead expenses, as defined by the agreement, shall include rent, personnel, and various other operating costs incurred in the ordinary course of business. During the year ended December 31, 2014, $6,000 was reimbursed to WEP which was recorded for various administrative duties.

During the year ended December 31, 2014, the Company charged to operation $311,795 as payroll expenses to President and Chief Compliance Officer, together owning 100% shares in the Company.

NOTE 4 –Fair Value Measurements

The financial assets of the Company measured at fair value on a recurring basis are cash. The Company's cash equivalents is generally classified within Level 1 of the fair value hierarchy because it is valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

Various inputs are used in determining the fair value of our financial assets and liabilities and are summarized into three broad categories:

Level 1: quoted prices in active markets for identical securities;

Level 2: other significant observable inputs, including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.; and

Level 3: significant unobservable inputs, including our own assumptions in determining fair value.

The carrying amount of the Company's other assets and liabilities approximate fair value as of December 31, 2014.

NOTE 5 -Net Capital Requirements

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This requires that the Company maintain minimum net capital of $5,000 and also requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

As of December 31, 2014, the Company's net capital exceeded the requirement by approximately $9,734. The Company's aggregate indebtedness to net capital ratio was 6.47 to 1.

Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, and other regulatory agencies are subject to certain notification and other provisions of the net capital rules of the SEC.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(i) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 6 –Subsequent Events

In accordance with FASB ASC 855 "Subsequent Events", the Company has evaluated subsequent events through February 26, 2015. There have been no material subsequent events which require recognition or disclosure.

GALT FINANCIAL GROUP, INC.

(a subchapter S corporation)

Supplemental Information

For the Year Ended December 31, 2014

GALT FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

Schedule I

COMPUTATION OF NET CAPITAL	
Common Stock	$ 1,000
Additional-paid-in capital	19,625
Accumulated deficit	(5,891)
Total stockholders' equity	14,734
Deductions and/or charges:	
Non-allowable assets:	-
NET CAPITAL BEFORE HAIRCUTS AND SECURITIES	14,734
Haircuts of securities	
Trading and investment securities:	
Other securities	-
	-
NET CAPITAL	$ 14,734
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required, 6 2/3% of total aggregate indebtedness	6,364
Minimum dollar net capital requirement of broker and dealer	5,000
Net capital requirement (greater of above)	6,364
Excess net capital	8,734
*Excess net capital at 1,000%	5,188
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable and accrues expenses	95,466
TOTAL AGGREGATE INDEBTEDNESS	95,466
Ratio: aggregate indebtedness to net capital	6.47 to 1

*Net capital less greater of 10% of Aggregate Indebtedness or 120% of Minimum dollar net capital requirement

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net capital computation above and the computation included in the unaudited FOCUS Form X-17A-5 Part IIA, as filed by the company.

Schedule II and III

Statement of Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

Galt Financial Group, Inc. is claiming exemption due to the fact that the Firm promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Galt Financial Group, Inc.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

During the period ended December 31, 2014, Galt Financial Group, Inc., met without exception the aforementioned exemption provisions of Rule 15c3-3.

I, Benjamin Hill, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:________________

Title: President

Date: 2/27/2015

RBSM LLP
Accountants & Advisors

805, Third Avenue,
Suite 1430,
New York, NY 10022
212.868.3669
212.838.2676/Fax

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Galt Financial Group, Inc.:

We have reviewed management's statements, included in the accompanying Statement of Exemption from Rule 15c3-3, in which (1) Galt Financial Group, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Galt Financial Group, Inc claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Galt Financial Group, Inc. stated that Galt Financial Group, Inc. met the identified exemption provisions from throughout the year ending December 31, 2014 without exception. Galt Financial Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Galt Financial Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RBSM, LLP

New York, NY
February 27, 2015

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Filing Detail

Form X-17A-5 *- FOCUS Report*

SEC Accession No. 9999999997-15-004470

Filing Date
2015-03-02
Accepted
2015-03-14 11:20:33
Documents
1

Period of Report
2014-12-31
Filing Date Changed
2015-03-14
Effectiveness Date
2015-03-02

Document Format Files

Seq	Description	Document	Type	Size
1	AUTO-GENERATED PAPER DOCUMENT	9999999997-15-004470.paper	X-17A-5	294
	Complete submission text file	9999999997-15-004470.txt		1241

SUMRIDGE PARTNERS, LLC (Filer) CIK: 0001477617
(see all company filings)

IRS No.: **271525849** | State of Incorp.: **DE** | Fiscal Year End: **1231**
Type: **X-17A-5** | Act: **34** | File No.: **008-68454** | Film No.: **15046599**

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